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batter up and by that we mean batter it

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up

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deep fry it and turn it into a delicious

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party

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that's how we roll at batter on deck

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we're a fun new food cart

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and we batter up a variety of sausages

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links and pranks

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and turn them into tasty corn dogs new

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our tornado potato

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it's a whole spiral cut potato deep

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fried add toppings like philly

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cheesesteak

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bacon cheddar chili cheese hot cheeto

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and more

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find batter on deck in east portland